VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedules
December 31, 2020

VALIC Financial Advisors, Inc.
Index
December 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-50018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2929 Allen Parkway
                              (No. and Street)

Houston   TX   77019
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy Burnette   713-831-4132
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
          (Name – if individual, state last, first, middle name)

1000 Louisiana Street, Suite 5800   Houston   TX   77002
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ANGELA C. SIMMONS
NOTARY PUBLIC
STATE OF TEXAS
ID 130068488
EXP. 01-06-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Stockholder of VALIC Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VALIC Financial Advisors, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission, Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, 1000 Louisiuna Street, Suite 5800, Houston, Texas 77002
T: (713) 356-4000, F: (713) 356-4717, www.pwc.com/us

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2020

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 80,234
Restricted cash (Note 7)	17,414
Funds deposited with clearing organizations	55
Accounts receivable from affiliates (Note 6)	1,934
Dealer concession receivable	1,688
Dealer concession receivable from affiliates	324
Advisory service fee receivable	41,058
Service fee receivable	1,579
Other assets	93
Total assets	$ 144,379

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 17,517
Accounts payable to affiliates (Note 6)	5,432
Commissions payable	19,715
Accrued liabilities	2,558
Total liabilities	45,222

Commitments and contingencies (Note 7)

Stockholder's equity

Common stock, par value $1 per share
    Authorized shares – 1,000

Issued and outstanding shares – 1,000	1
Additional paid-in capital	4,030
Retained earnings	95,126
Total stockholder's equity	99,157
Total liabilities and stockholder's equity	$ 144,379

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2020

(in thousands of dollars)

Revenues

Dealer concession revenue	$ 12,997
Dealer concession revenue from affiliates	155,149
Service fee income	22,459
Service fee income from affiliates	917
Advisory service fees	147,023
Other	338
Total revenues	338,883

Expenses

Commissions	221,451
General and administrative	64,010
Professional fees	8,715
Licenses and fees	2,118
Clearing fees	2,597
Selling expenses	47
Total expenses	298,938
Income before taxes	39,945
Provision for income taxes (Note 8)	14,460
Net income	$ 25,485

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

(in thousands of dollars)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2020	$ 1	$ 4,030	$ 89,641	$ 93,672
Dividends paid to Parent	-	-	(20,000)	(20,000)
Net income	-	-	25,485	25,485
Balance at December 31, 2020	$ 1	$ 4,030	$ 95,126	$ 99,157

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2020

(in thousands of dollars)

Operating activities	
Net income	$ 25,485
Reconciling adjustments to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Accounts receivable from affiliates	1,546
Dealer concession receivable	172
Dealer concession receivable from affiliates	53
Advisory service fee receivable	(3,216)
Service fee receivable	(753)
Interest receivable	117
Other assets	(12)
(Increase) Decrease in operating liabilities	
Accounts payable	17,422
Accounts payable to affiliates	3,081
Commissions payable	713
Accrued liabilities	(851)
Net cash provided by operating activities	43,757
Financing activities	
Dividends paid to Parent	(20,000)
Net cash used in financing activities	(20,000)
Net increase in cash and cash equivalents and restricted cash	23,757
Cash, cash equivalents, and restricted cash:	
Beginning of year	73,891
End of year	$ 97,648
Supplemental cash flow information	
Federal and State taxes paid	$ 8,748
Reconciliation of cash, cash equivalents, and restricted cash	
Reported in the Statement of Financial Condition	
Cash and cash equivalents	$ 80,234
Restricted cash	17,414
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$ 97,648

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Operations**

   VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company/sponsor.

   The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL.

   The Company is a party to selling and agency agreements with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

   The Company is a party to a selling agreement with VALIC, an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products issued by VALIC.

2. **Significant Accounting Policies**

   Use of Estimates
   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes
   The Company is included in the consolidated federal income tax return and certain consolidated state income tax returns filed by AIG. Where the Company does not file a consolidated tax return with AIG, the Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents

Cash of $41,736,000 at December 31, 2020 was deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the respective financial institutions.

Cash equivalents of $38,498,000 at December 31, 2020 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a weighted average maturity of three months or less.

Restricted cash is further discussed in Note 7.

Revenue Recognition

The Company's revenues are derived from dealer concession revenue, service fee income, advisory service fees, and other revenue, which primarily represents interest on cash. Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and ACS, with which it has entered into certain selling agreements. Advisory service fees represent fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives.

The following table presents revenue disaggregated by major source from contracts with customers and a reconciliation to revenues reported in the statement of operations.

	Year Ended December 31, 2020
Dealer concession revenue	
Annuities	$145,615
Group retirement plans	11,139
Mutual funds	7,952
Insurance	3,230
General securities	210
Total dealer concession revenue	168,146
Service fee income	
Mutual fund 12b-1 fees	23,376
Total service fee income	23,376
Advisory service fees	
Investment advisory fees	147,023
Total advisory service fees	147,023
Total revenue from contracts with customers	338,545
Other	338
Total Revenue	$338,883

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Dealer Concession Revenue
Annuities and Group Retirement Plans
The Company earns revenue for selling affiliated and unaffiliated fixed and variable annuities. The sponsor provides compensation in the form of commissions on premiums collected, in accordance with the fixed rates applied, as a percentage based on the product type and term, to the amounts invested at the time of sale. The performance obligation is satisfied at the time of each individual sale. These are recognized daily and collected weekly. The remaining revenue (trail revenue) is recognized over the time the client owns the investment or holds the contract. For the second and later years, the trail revenue fee is deemed to be variable consideration because it is dependent upon future asset values and the holding period of the underlying assets. The transaction price after the first year is not recognized at the time the performance obligation is satisfied as it is variably constrained by factors outside the Company's control including the impact of market movements on asset values and the actions of the annuity investors. The revenue will not be recognized until it is probable that a significant reversal will not occur, which is considered removed when asset values and the annuity balances are calculated daily. Annuity trail revenues are recognized at a point in time when the fees become known, which is dictated by the contract payout terms (i.e. weekly, bi-monthly, monthly, and quarterly) and annuity trail revenue fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Mutual Funds
The Company earns revenue for selling proprietary and non-proprietary mutual funds based on the selling agreements executed with the mutual fund companies. The Company makes reasonable effort to effect any purchases and redemptions of mutual fund shares in accordance with the terms and conditions of the funds' prospectus and statements of additional information at the public offering price applicable to each order. The performance obligation is satisfied at the time of the sale of the mutual fund shares. A portion of the revenue (time of sale revenue) is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly. The remaining revenue (trail revenue) is recognized over the time the client owns the investment or holds the contract and is further described as service fee income below. Trail revenue fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Insurance
The Company receives revenue from selling various group, life, and disability insurance policies. The performance obligation is satisfied at the time of each individual sale. The revenue is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly.

Receivables
Receivables from contracts with customers related to dealer concession receivable and dealer concession receivable from affiliates are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to dealer concession receivable and dealer concession receivable from affiliates were $1,688,000 and $ 324,000, respectively, as of December 31, 2020.

Service Fee Income
Mutual Fund 12b-1 fees
The Company earns revenue for servicing fees from proprietary and non-proprietary mutual fund partners whose shares are offered and sold on the Company's investment advisory platforms.

The selling agreements with the mutual fund companies include various shareholder servicing tasks (such as development, formulation and implementation of marketing and promotional activities, preparation, printing and distribution of prospectuses and reports) that have been deemed to be perfunctory in nature as the individual tasks identified in the contract are also included in the networking and sub-accounting services. The performance obligation is satisfied at the time of the sale of the shares and the revenue is recognized at the time of sale and recorded as dealer concession revenue. For the second and later years, the distribution fee is deemed to be variable consideration because it is dependent upon future net asset value ("NAV") and the holding period of the underlying assets. The transaction price after the first year is not recognized at the time the performance obligation is satisfied as it is variably constrained by factors outside the Company's control including the impact of market movements on NAV and the actions of the fund investors. The revenue will not be recognized until it is probable that a significant reversal will not occur, which is considered removed when NAV and the fund balances are calculated daily. Revenue from the 12b-1 fees are recognized at a point in time when the fees become known, which is dictated by the contract payout terms (i.e. weekly, bi-monthly, monthly, and quarterly). Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Receivables
Receivables from contracts with customers related to service fee receivables are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to service fee receivable was $1,579,000 as of December 31, 2020.

Advisory Service Fees
The Company earns revenues for providing investment advisory services for certain brokerage customer's managed accounts. The performance obligation for providing advisory services is considered a series of distinct services that are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a fixed rate applied, as a percentage, to the customer's period end value or average daily value. Advisory service fees are accrued daily and invoiced to the customer on a monthly or quarterly basis.

Receivables
Receivables from contracts with customers related to advisory service fee receivables are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to advisory service fee receivables was $41,058,000 as of December 31, 2020.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company has no financial instruments that are accounted for at fair value on a recurring basis at December 31, 2020. Management has determined that the fair value of the Company's cash and money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as Level 1.

There were no Level 2 or Level 3 financial instruments at December 31, 2020. During 2020, there were no transfers of financial instruments between levels.

3. **Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivable**

Amounts due to the Company at December 31, 2020 consisted of fees and commissions from the Company's clearing broker. These receivables are short term in nature; therefore, the carrying value approximates fair value.

The Company continually monitors collections and payments and maintains an allowance, as appropriate, for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of our counterparties is also performed. If determined uncollectible, aged balances are written off as credit loss expenses, which would be included in other expenses on the statement of operations. Based on the Company's assessment as of December 31, 2020 and for the year then ended, the allowance and related provision for credit losses were not material.

4. **Deposits Held by Clearing Broker**

Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a level of cash or securities on deposit with the clearing broker. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing broker. The Company has recognized these cash deposits in Funds deposited with clearing organizations on the statement of financial condition to meet this requirement. As of December 31, 2020, there were no amounts owed to the clearing broker.

5. **Regulatory**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also

provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2020, the Company had net capital of $35,986,000, which was $32,971,000 in excess of its required net capital of $3,015,000. The ratio of aggregate indebtedness to net capital is 1.257 to 1. See Schedule I.

6. **Transactions With Affiliates**

During 2020, the Company paid dividends to VALIC of $20,000,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices of $16,027,000 are allocated and paid by SunAmerica Services Company ("SASCO") based on the SASCO shared service agreement with VFA. These expenses are included in the statement of operations.

SASCO charges the Company for various administrative services provided. During 2020, the Company paid SASCO $35,626,000 for these services that are reflected in total expenses in the statement of operations.

Dealer concession revenue from affiliates of $155,149,000 consists of concessions from sales of proprietary variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $324,000 represents amounts due at December 31, 2020 for these services.

Service fee income from affiliates of $917,000 consists of concessions from proprietary mutual fund trails.

Accounts payable to affiliates of $5,432,000 at December 31, 2020 consists of various operating expenses due to VALIC.

During 2020, the Company engaged in selling fixed and variable annuity products of $102,193,000 and group plans of $10,692,000 offered by its Parent which are reflected in dealer concession revenue from affiliates and commissions in the statement of operations.

During 2020, the Company paid $2,468,000 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent fees deposited by the Company.

Accounts receivable associated with affiliates of $1,934,000 at December 31, 2020 consists $1,052,000 of various operating expenses due from VALIC, $323,000 of VRSCO, and $883,000 of taxes. The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement the Company is owed $883,000 for state and federal taxes paid as of December 31, 2020. For the year ended December 31, 2020, pursuant to that agreement, the Company paid $8,748,000 for federal and state taxes.

Balances with affiliates are settled monthly.

At December 31, 2020 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
SunAmerica Services Company	$ 274	$ -
American General Life Insurance Company - state tax	6	881
American International Group – federal tax	5,152	1
The Variable Annuity Life Insurance Company		1,052
	$ 5,432	$ 1,934

7. **Commitments and Contingencies**

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss related to these general indemnifications to be remote.

Additionally from time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including employment and other litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. Such investigations, inquiries or examinations could develop into administrative, civil or criminal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Company's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

On July 28, 2020, the Company agreed to settle two separate proceedings brought by the SEC. The Company consented to the entry of both orders without admitting or denying the findings therein. In the first matter, the SEC found that the Company violated Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") and Rules 206(4)-3 and 206(4)-7 thereunder, by failing to disclose to certain Florida teachers who were potential and actual clients that the Company's parent, VALIC, made payments and provided other financial benefits to a company owned by Florida K-12 teachers' unions for referrals. As part of the settlement the Company agreed to and has paid a $20,000,000 penalty and has complied with certain undertakings as outlined in the settlement agreement. The $20,000,000 penalty is included in General and administrative expense on the Statement of Operations in 2020. In the second settled proceeding, the SEC found that the Company violated Sections 206(2) and 206(4) of the Advisers Act and Rule 206(4)-7 thereunder, in connection with certain mutual fund share class selection practices. Specifically, the SEC found that the Company had not appropriately disclosed certain conflicts of interest associated with the Company's receipt of revenue sharing, avoidance of transaction fees, and receipt of compensation paid by mutual funds in accordance with Rule 12b-1 under the Investment Company Act of 1940 and violated its duty to seek best execution in connection with its mutual fund share class selection practices. The Company agreed as part of the settlement to pay disgorgement of $13,200,000, prejudgment interest of $2,200,000, and a civil monetary penalty of $4,500,000, as well as to comply with certain undertakings. Of these amounts, $2,500,000 was paid to investors in 2019 and $17,400,000 was recognized in General and administrative expenses on the Statement of Operations during the year ended December 31, 2020 and was paid into an escrow account at a third party financial institution in 2020. Such amounts in escrow will be disbursed to the affected investors as outlined in the settlement agreement with the remainder, if any, paid to the U.S. Treasury. As of December 31, 2020, the

$17,400,000 paid into the escrow account and the related obligation to disburse those funds are included in the Restricted cash and Accounts payable, respectively, on the Statement of Financial Condition.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company has recorded no liabilities with regard to the right. During 2020, the Company was not required to pay the Clearing Broker any amounts for these indemnifications. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

8. **Income Taxes**

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows for the year ended December 31, 2020:

(in thousands of dollars)

	Current	Deferred	Total
Federal	$ 13,082	$ 205	$ 13,287
State income and franchise	1,164	9	1,173
	$ 14,246	$ 214	$ 14,460

Our actual income tax rate differs from the federal statutory tax rate due to the following:

Federal	21.0%
Non-Deductible Fine and Penalties	12.9%
State Income and Franchise	2.3%
Effective Tax Rate	36.2%

The difference between the federal statutory tax rate of 21% and the Company's effective income tax rate of 36.2% for the year ending December 31, 2020 is primarily due to $5,145,000 of non-deductible fine and penalties, tax effected, and $929,000 of state income tax (net of federal benefit).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for income tax reporting purposes. These deferred assets are included in accounts receivable from affiliates. As of December 31, 2020, the Company does not have any deferred tax liabilities. The significant components of the deferred tax assets are as follows:

(in thousands of dollars)

Deferred Tax Assets:

Legal & Professional Fee	$	7
State and Local Deferred Tax		(5)
Total deferred tax assets	$	2

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

The Company is currently under Internal Revenue Service examination for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2008-2019 remain subject to examination by major state tax jurisdictions.

9. **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 26, 2021, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of
the U.S. Securities and Exchange Commission
December 31, 2020

(in thousands of dollars)

Net capital

Total stockholder's equity	$	99,157
Deductions and/or charges:		
Non-allowable assets:		
Restricted cash		17,414
Funds deposited with clearing organizations		5
Accounts receivable from affiliates		1,934
Dealer concession receivable from affiliates		324
Advisory service fee receivable		41,058
Service fee receivable		1,579
Other assets		87
Total non-allowable assets		62,401
Net capital before haircuts on securities positions		36,756
Haircuts on securities:		
Money market fund		770
Net capital	$	35,986
Aggregate indebtedness	$	45,222

Computation of basic net capital requirement

Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	3,015
Excess net capital	$	32,972
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	31,464
Ratio: aggregate indebtedness to net capital		1.257 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited amended Form X-17a-5 Part IIA filing on January 27, 2021.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2020   **Schedule II**

The Company claims exemption from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3. Also, the Company has no reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and effecting certain investment advisory transactions where the funds are transmitted to the trustee and not transmitted to the Company.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2020   **Schedule III**

The Company claims exemption from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3. Also, the Company has no possession or control obligations under SEA Rule 15c3-3(b) because its business is limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and effecting certain investment advisory transactions where the funds are transmitted to the trustee and not transmitted to the Company.